UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 2003


 Barak I.T.C. (1995) - The International Telecommunications Services Corp. Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [ ]   Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

The following is the registrant's Condensed Statement of Operations and Condensed Statement of Balance Sheet for the three months ended March 31, 2003:

                       CONDENSED STATEMENTS OF OPERATIONS

                                  FOR THE THREE       FOR THE THREE      FOR THE THREE                    FOR THE THREE
                                      MONTHS             MONTHS             MONTHS                           MONTHS
                                 ENDED MARCH 31,     ENDED MARCH 31,    ENDED MARCH 31,                 ENDED DECEMBER 31,
                                      2002                2003               2003          CHANGE             2002
                                   (UNAUDITED)         (UNAUDITED)        (UNAUDITED)                      (UNAUDITED)
                                   -----------         -----------        -----------                      -----------
                                                                          Convenience
                                  in millions of     in millions of     translation into                  in millions of
                                   adjusted NIS       adjusted NIS        $ millions          %            adjusted NIS
                                   ------------       ------------        ----------          -            ------------
REVENUES                               176.8              165.8              35.4            (6%)             172.4

EXPENSES                               144.5              140.7              30.0             3%              144.2

OPERATING PROFIT                        32.3               25.1               5.4           (22%)              28.2

FINANCIAL EXPENSES, NET                 37.7                5.5               1.2            85%                5.6

PROFIT (LOSS) FOR THE PERIOD            (5.4)              19.6               4.2            N/A               22.3

EBITDA                                  44.5               37.4               8.0           (16%)              43.5


                      CONDENSED STATEMENT OF BALANCE SHEET


                                                  DECEMBER 31,2002        MARCH 31,2003            MARCH 31,2003
                                                     (AUDITED)             (UNAUDITED)              (UNAUDITED)
                                                     ---------             -----------              -----------
                                                                                                    Convenience
                                                   in millions of         in millions of          translation into
                                                    adjusted NIS           adjusted NIS             $ millions
                                                    ------------           ------------             ----------
CASH                                                     11.5                   40.0                     8.5
OTHER CURRENT ASSETS                                    113.4                  109.5                    23.4
OTHER ASSETS, NET                                       287.0                  279.1                    59.5
                                                        -----                  -----                    ----
TOTAL ASSETS                                            411.9                  428.6                    91.4

CURRENT LIABILITIES                                     250.1                  259.4                    55.3
LONG TERM LIABILITIES                                   705.8                  693.6                   148.0
SHAREHOLDERS' EQUITY                                   (544.0)                (524.4)                 (111.9)
                                                       -------                -------                 -------
                                                        411.9                  428.6                    91.4


                                                    FOR THE THREE       FOR THE THREE      FOR THE THREE
                                                        MONTHS             MONTHS             MONTHS
                                                   ENDED MARCH 31,     ENDED MARCH 31,    ENDED MARCH 31,
                                                        2002                2003               2003
                                                     (UNAUDITED)         (UNAUDITED)        (UNAUDITED)
                                                     -----------         -----------        -----------
                                                                                            Convenience
                                                    in millions of     in millions of     translation into
                                                     adjusted NIS       adjusted NIS        $ millions
                                                     ------------       ------------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES                     38.4               36.0                7.7
CASH FLOWS USED IN INVESTING ACTIVITIES                  (7.0)              (7.5)              (1.6)
CASH FLOWS FROM FINANCING ACTIVITIES                    (10.0)                 -                  -
BALANCE OF CASH AT BEGINNING OF PERIOD                   64.0               11.5                2.5
                                                         ----               ----                ---
BALANCE OF CASH AT END OF PERIOD                         85.4               40.0                8.5


                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             BARAK I.T.C.  LTD.

Date: May 22, 2003                           By /s/ Larry Akerman
                                                -------------------------------
                                                Larry Akerman
                                                Vice President of Finance














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